787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 14, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation
(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated July 26, 2007, to Dr. Sean Casey, Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 4 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

In addition, in order to facilitate the Staff’s review, we respectfully advise the Staff that the Company estimates that at this point in time the range for the Company’s proposed initial public offering price of its common stock will be approximately $18.00 to $20.00 per share. However, this estimate is subject to a number of factors the impact of which cannot be known at present and which may cause the initial public offering price to differ from this estimate. We respectfully advise the Staff that the Company will file a pre-effective amendment to its Registration Statements to include the price range.

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NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

September 14, 2007

1.	Comment: We have reviewed your response to our comment 3 in our last letter and we note that you have resubmitted your February 8, 2006 correspondence on EDGAR with a revised redacted version of Exhibit A thereto. If you do not wish to file a non-redacted version of Exhibit A to your February 8, 2006 correspondence on EDGAR, please submit a request for confidential treatment for that information under Rule 83.

Response: We respectfully advise the Staff that the Company has submitted a request for confidential treatment under Rule 83.

2.	Comment: Please revise the bullet point list to quantify the dollar amounts expected to be used for each identified purchase.

Response: The Company has revised the disclosure on page 31 of the Amendment in response to the Staff’s comment.

3.	Comment: Additionally, explain the management and support services that you expect to provide to your customers. Explain how you intend to use the funds from this offering to expand these services. For example, will you need to invest in new equipment or technology?

Response: The Company has revised the disclosure on page 31 of the Amendment in response to the Staff’s comment.

4.	Comment: Please revise your introductory paragraph to indicate the source of your statement of operations data for 2003.

Response: The Company has revised the disclosure on page 36 of the Amendment in response to the Staff’s comment.

5.	Comment: We acknowledge your response to our previous comment 13. Please revise your disclosure to state, if true, that the income and market approach methodologies discussed were used to determine enterprise value. Please revise your disclosure to clearly indicate the method used to allocate enterprise value determined in your valuations between preferred and common stock.

Response: We respectfully acknowledge the Staff’s comment. We advise the Staff that the Company has revised the disclosure on pages 50-51 of the Amendment in response to the Staff’s comment to clarify that the income approach and the market approach are weighted based on the likely exit strategy for a potential investor. We further advise the Staff that the Company has revised the disclosure to state that as it has moved closer to an initial public offering the Company has placed a greater weighting on the market approach compared to the income approach and that the valuation ranges established from these weightings are combined in order to determine an aggregate enterprise value of the Company.

In addition, we advise the Staff that the Company has revised the disclosure in the Amendment to clarify that inherent in the aggregate enterprise value is an allocation of that value to the Company’s Series A Preferred Stock and to its common stock, which results from establishing

September 14, 2007

fair value ranges through the use of the income approach and the market approach for each class of stock. We respectfully advise the Staff that the additional enterprise value that is attributed to the Company’s Series A Preferred Stock, as compared to its common stock, results from the increased risk associated with the Series A Preferred Stock and such stockholder’s expectation of higher returns, as well as the fact that such stockholders may have a more significant level of control over the activities of the Company. However, upon completion of the Company’s initial public offering, the Series A Preferred Stock will convert into common stock, and accordingly, as the Company has moved closer to completion of its initial public offering, the additional enterprise value attributable to the Series A Preferred Stock has decreased.

6.	Comment: On page 49 you disclose that the increase in the discount factor applied in your valuation of Series A preferred stock and common stock at both December 31, 2006 and March 31, 2007 is the primary cause of the decrease in valuation of these equity securities at these dates. Although the reinstatement of a discount factor at December 31, 2006 appears to explain most of the decline in value of your preferred and common stock from September 30, 2006 through December 31, 2006, the reduction of the discount factor from 15% at December 31, 2006 to 14% at March 31, 2007 does not explain the apparent decline in fair value of your Series A preferred stock and common stock for the same period of 9.3% and 9.5%, respectively. Please revise your disclosure to explain the material changes in underlying factors from December 31, 2006 to March 31, 2007 causing the decline in the valuation of your equity securities under both the income approach and the market approach.

Response: We respectfully acknowledge the Staff’s comment. We advise the Staff that the Company has revised the disclosure on pages 49-51 of the Amendment in response to the Staff’s comment in order to specifically include all of the factors that impact the valuation of the Company’s Series A Preferred Stock and common stock assuming free marketability in each of the periods presented. We advise the Staff that these factors include: (i) the use of two valuation methodologies (the income approach and the market approach), (ii) the agreed upon fair market value of one share of the Company’s common stock in a sale of shares of its common stock that occurred in April 2007, and (iii) the anticipated valuation range of the Company’s common stock in its proposed initial public offering which is included herein. In addition, we advise the Staff that the Company has revised the disclosure to clarify that after a valuation was determined assuming free marketability, a discount factor was then applied to such valuation in order to establish the fair value of the Company’s Series A Preferred Stock and common stock as of the applicable dates in order to reflect that the Company was privately held. Further, we advise the Staff that the Company has revised the disclosure to include an explanation of the fluctuations in that discount factor that have occurred in the periods presented, as well as an explanation of why fluctuations may occur in the valuation determined using the income approach and the market approach. Moreover, we advise the Staff that the Company has revised the disclosure to specify the primary factors that influenced changes in the valuation between December 31, 2006 and March 31, 2007, as well as between March 31, 2007 and June 30, 2007.

September 14, 2007

7.	Comment: Please revise the discussion of professional services to quantify the increase in cash compensation expense and the decrease in the non-cash stock-based compensation.

Response: The Company has revised the disclosure on page 54 of the Amendment in response to the Staff’s comment.

8.	Comment: Item 401 (e) requires a discussion of the business experience during each of the past five years. Please revise the discussions relating to Richard Jennings, George Frisch, Eduard Michel, Nabil El-Rage and Andrew Hertzmark to provide all applicable dates.

Response: The Company has revised the disclosure on pages 91-92 of the Amendment in response to the Staff’s comment.

9.	Comment: In this discussion, you refer to a “2007 Executive Bonus Plan.” This plan does not appear to have been filed as an exhibit to the registration statement. Please include it in your next pre-effective amendment.

Response: The Company has filed a redacted version of the Company’s 2007 Bonus Plan as Exhibit 10.65 to the Amendment. In addition, we advise the Staff that the Company has submitted an application for confidential treatment with respect to certain portions of the 2007 Bonus Plan.

10.	Comment: We note your statement that Messrs. Marlow and Frisch were granted options to purchase 48,000 and 30,000 shares of common stock with an exercise price that is equal to the fair market value as of the effective date of the agreement. Please revise to disclose the exercise price and explain how the fair market value was determined. Similarly, revise the discussions of the options granted to Messrs. Kill and Jennings on page 93 and the options granted to Messrs. El-Hage, Hertmark, Jennings and Nigon on page 103.

Response: The Company has revised the disclosure on pages 98, 100 and 111 of the Amendment in response to the Staff’s comment.

11.	Comment: Please clarify which terms described in the sections entitled “Employment Agreements with Certain Executive Officers” on page 97 and “Potential Payments Upon a Termination - Employment Agreements with Other Executive Officers” on page 101 relate to the employment agreements effective prior to April 1, 2007 and which terms are effective as of April 1, 2007. As these sections are currently written, it is difficult to determine which terms are from the agreements effective April 1, 2007 and which terms are from the previous agreements.

Response: The Company has revised the disclosure on pages 103-104 and 108-109 of the Amendment in response to the Staff’s comment.

12.	Comment: In the section entitled “Employment Agreements with Certain Executive Officers” please include a discussion of the options to purchase shares of common stock which were granted in connection with the new employment agreements with Messrs. Marlow and Frisch.

Response: The Company has revised the disclosure on page 104 of the Amendment in response to the Staff’s comment.

September 14, 2007

13.	Comment: In this section you reference a “Physician Agreement” with Dr. Michel. This agreement does not appear to have been filled as an exhibit to the registration statement. Please include it with your next pre-effective amendment.

Response: The Company has filed a redacted version of the Physician Agreement with Dr. Michel as Exhibit 10.63 to the Amendment. In addition, we advise the Staff that the Company has submitted an application for confidential treatment with respect to certain portions of the Physician Agreement with Dr. Michel.

14.	Comment: Please revise the discussion of the stock purchase agreement with Generation Members Fund II LP and Generation Capital Partners VRP LP to disclose their affiliation with Messrs. Hertzmark and Jennings.

Response: The Company has revised the disclosure on page 117 of the Amendment in response to the Staff’s comment.

15.	Comment: We note that you paid Assess IT $75,000 for its services in connection with hiring your new Chief Technology Officer. Please clarify that the owner of Assess IT became the new Chief Technology Officer.

Response: The Company has revised the disclosure on page 119 of the Amendment in response to the Staff’s comment.

16.	Comment: We acknowledge your response to our previous comment 16. Although you indicate that you have historically funded the losses of the Affiliated Medical Practices and expect to continue to fund the majority of their losses for the foreseeable future, you do not appear to specifically address the expected losses, i.e. the expected negative variability in the fair value of VIE net assets, under paragraph 8 of FIN 46R. Please revise your disclosure to specifically indicate that you consolidate the Affiliated Medical Practices because you will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns as a result of the pricing inherent in your management fees as stipulated in paragraph 14 of FIN 46R. Otherwise, please advise us why the requested disclosure is inappropriate in light of your evaluation documented in the memorandum provided in response to comment 58 of our October 11, 2006 letter.

Response: The Company has revised the disclosure on page F-10 of the Amendment in response to the Staff’s comment.

17.

Comment: Please revise your disclosure here and in MD&A to disclose the magnitude of your allowance for sales credits. Please disclose why you issue sales credits for diagnostic reads that you have performed. Also, please revise your disclosure in MD&A to indicate the magnitude of any adjustments you made to prior period allowance estimates and indicate the

September 14, 2007

impact on operations and liquidity of reasonably likely changes in your latest estimate as required by FR-72.

Response: The Company has revised the disclosure on page 48 of the Amendment in response to the Staff’s comment.

18.	Comment: Although you disclose that the adoption of FIN 48 did not have a material impact on your results of operations or financial position you do not appear to provide all the disclosures required in the period of adoption. Please revise your disclosure to provide the information requested below as outlined in Appendix A to the November 21, 2006 AICPA SEC Regulations Committee discussion document, as revised on February 6, 2007. Otherwise, please explain to us why disclosure of the following quantitative information is not warranted:

•	your policy for classification of interest and penalties;

•	the total amount of unrecognized tax benefits accrued as of January 1, 2007;

•	the total amount of unrecognized tax benefits as of January 1, 2007 that, if recognized, would affect the effective tax rate;

•	the total amount of accrued interest and penalties as of January 1, 2007;

•	the total amount and nature of uncertainties you reasonably believe will result in significant increases or decreases to unrecognized tax benefits within the calendar year 2007; and

•	the tax years that remain subject to examination by major tax jurisdictions.

Response: The Company has revised the disclosure on pages F-17 and F-18 of the Amendment in response to the Staff’s comment.

19.	Comment: Please disclose the exercise price of the options granted subsequent to March 31, 2007.

Response: The Company has revised the disclosure on page 49 of the Amendment in response to the Staff’s comment.

20.	Comment: We note that Exhibit 10.55, the Physician Agreement, dated as of May 2, 2005, by and between Virtual Radiologic Professionals, PLC and Sean Casey, M.D., does not contain the list of states which Exhibit B of that agreement states is attached. Please re-file this agreement with the list of states. Alternatively, if you believe this list contains confidential information, please submit a confidential treatment request for this portion of the agreement.

Response: We respectfully advise the Staff that Exhibit B was inadvertently not attached to Dr. Casey’s Physician Agreement when it was executed. The list of states where an affiliated radiologist is licensed is used solely for internal administrative purposes, including determining where obtaining additional licenses would be most helpful to the Company for each new affiliated radiologist, and, as a result, the Company does not believe that such a list would be material to investors. In addition, the Company respectfully advises the Staff that page 90 of the Amendment states that Dr. Casey is currently licensed in all 50 states and the District of Columbia.

September 14, 2007

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Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann
Corby J. Baumann

cc:	Mark Brunhofer

Donald Abbott

Suzanne Hayes

Jennifer Riegel

Sean Casey, M.D., Virtual Radiologic Corporation

Richard J. Sandler, Davis Polk & Wardwell

Maurice Blanco, Davis Polk & Wardwell

Daniel D. Rubino, Willkie Farr & Gallagher LLP

Mark A. Cognetti, Willkie Farr & Gallagher LLP